SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 5)

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION: This Amendment No. 5 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, dated May 31, 2002 (the “Schedule 13D”), which was filed on behalf of (a) Andrew J. McLaughlin, Jr., Loeb Partners Corporation (“LPC”), Loeb Arbitrage Fund (“LAF”), Gideon J. King, Robert Grubin and Loeb Arbitrage Management, Inc. (“LAM”) (collectively, the “Loeb Group”), and (b) USA Fund LLLP (“USA Fund”) and World Total Return, Inc. (“WTR”) in connection with their beneficial ownership of shares of Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share (collectively with the Class A Common Stock, the “Common Stock”), of Oriole Homes Corp., a Florida corporation (the “Company”). Each member of the Loeb Group is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2: IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented by adding thereto the following information:

           Effective August 6., 2002, each of USA Fund and WTR withdrew from its participation as a member of a reporting group with the Reporting Persons for purposes of filing the Statement on Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding thereto the following information:

           On August 12, 2002, the Reporting Persons entered into an agreement (the "Letter Agreement") with Richard D. Levy to support the amended proposal of Richard D. Levy, on behalf of a group of certain family members and certain related entities (the "Levy Group"), to acquire the shares of Common Stock of the Company not owned by the Levy Group at a price of $4.90 per share in cash, in accordance with the terms of a proposed form of Agreement and Plan of Merger (the "Proposed Merger Agreement"). The Letter Agreement provides that the Reporting Persons will enter into a Support and Exchange Agreement upon the execution and delivery of the Proposed Merger Agreement by the Company and a corporation to be formed and owned by the Levy Group . The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 3 hereto and to the Proposed Merger Agreement and the Support and Exchange Agreement, copies of which are filed as Exhibits 4 and 5 hereto, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated by deleting the text thereof in its entirety and inserting the following:

           (a)      Based on information contained in the Company's 10-Q Report for the period ended March 31, 2002, as of May 9, 2002 there were 1,863,149 shares of Class A Common Stock, par value $.10 per share, and 2,772,375 shares of Class B Common Stock, par value $.10 per share, of the Company issued and outstanding as of May 9, 2002. Each share of Class A Common Stock of the Company may be converted at any time into one share of Class B Common Stock.

           As of August 12, 2002, the Reporting Persons beneficially owned an aggregate of 160,300 shares of Class A Common Stock and 975,100 shares of Class B Common Stock (or 1,135,400 shares of Class B Common Stock assuming the conversion of such 160,300 shares of Class A Common Stock into Class B Common Stock) which represent approximately 8.6% of the outstanding Class A Common Stock and 35.2% of the outstanding shares of Class B Common Stock (or 38.7% of the Class B Common Stock, assuming the conversion of such 160,300 shares of Class A Common Stock into shares of Class B Common Stock of the Company).

           (b)      The following table sets forth the beneficial ownership as of August 12, 2002 by each Reporting Person of shares of Class A Common Stock and Class B Common Stock with which such Reporting Person has sole voting or dispositive power:

                                  Number and Class of Shares
    Beneficial Owner                Beneficially Owned(1)      Percentage of Class(1)
    ----------------                ------------------         -------------------

  Andrew J. McLaughlin, Jr.          130,400 Class A                  7.0%
                                     476,500 Class B                 17.2%
  McLaughlin Family Fund              12,500 Class A                  0.7%
                                      34,900 Class B                  1.3%
  Loeb Arbitrage Fund(2)               8,600 Class A                  0.5%
                                     194,305 Class B                  7.0%

  Loeb Partners Corporation(3)           600 Class A                     *
                                      25,395 Class B                  0.9%
  Robert Grubin                          400 Class A                     *
                                      28,500 Class B                  1.0%
  Gideon J. King                         500 Class A                     *
                                      19,600 Class B                  0.7%

          The following Reporting Persons have shared voting or dispositive power with the respect to shares of Class A Common Stock and Class B Common Stock as follows:

                                Number and Class of Shares
       Beneficial Owner           Beneficially Owned(1)         Percentage of Class(1)
       ----------------           ------------------            ----------------------

  Andrew J. McLaughlin, Jr.            7,300 Class A                  0.4%
                                     195,900 Class B                  7.1%
            AND

  Thomas L. Kempner, Irwin D. Rowe,
  Andrew J. McLaughlin, Jr. as
  Trustees for Loeb Rhodes
  Hornblower Profit Sharing Trading
  for Account of Andrew J.
  McLaughlin, Jr.

__________

(1) The number of shares and percentage ownership of Class B Common Stock listed here does not assume conversion of any shares of Class A Common Stock owned by such Reporting Person into Class B Common Stock.

(2) By reason of its relationship with LAF, LAM may be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the shares beneficially owned by LAF.

(3) Includes 12,964 shares of Class B Common Stock purchased for the account of two customers of Loeb Partners Corporation as to which it has investment discretion.

           (c)      Since the filing of Amendment No. 4 to the Schedule 13D, no Reporting Person has effected open market purchases of shares of Common Stock of the Company.

           (d)      No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company.

           (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the thereto the following information:

           Effective August 6, 2002, each of USA Fund and WTR withdrew from its participation as a member of a reporting group with the Reporting Persons for purposes of filing the Statement on Schedule 13D. In connection with such withdrawal, the Joint Reporting Agreement and Power of Attorney dated June 18, 2002 among the Reporting Persons, USA Fund and WTR, as it applies to USA Fund and WTR, has been terminated effective August 6, 2002.

           On August 12, 2002, the Reporting Persons entered into the Letter Agreement with Richard D. Levy. See Item 4 which is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding thereto the following information:

3.	Letter Agreement by and among the Reporting Persons and Richard D. Levy dated August 13, 2002.

4.	Form of Agreement and Plan of Merger between Levy Acquisition Co. and the Company.

5.	Form of Support and Exchange Agreement among the Reporting Persons and Levy Acquisition Co.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2002

ANDREW J. MCLAUGHLIN, JR.

MCLAUGHLIN FAMILY FUND
THOMAS L. KEMPNER, IRWIN D. ROWE,
ANDREW J. MCLAUGHLIN, JR. AS
TRUSTEES FOR LOEB RHODES
HORNBLOWER PROFIT SHARING TRADING
FOR ACCOUNT OF ANDREW J. MCLAUGHLIN, JR.

ROBERT GRUBIN

GIDEON J. KING

LOEB ARBITRAGE FUND

LOEB ARBITRAGE MANAGEMENT, INC.

By:/s/ ANDREW J. MCLAUGHLIN, JR.
     Name: Andrew J. McLaughlin, Jr.
Title: Attorney-in-Fact